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Exhibit 99.2

Amendment to
Amended and Restated 1994 Employee Stock Purchase Plan

        Pursuant to the duly authorized and executed resolutions of the Board of Directors of Oak Technology, Inc. (the "Company"), Section 2 and Section 21 of the Company's Amended and Restated 1994 Employee Stock Purchase Plan (as amended) is amended as follows:

2.    Shares of Stock Subject to the Plan

        Subject to the provisions of section 12, the maximum number of Common Stock which may be issued on the exercise of options granted under the Plan is 3,300,000 shares of the Company's Common Stock. Any shares subject to an option under the Plan, which option for any reason expires or is terminated unexercised as such shares, shall again be available for issuance on the exercise of other options granted under the Plan. Shares delivered on the exercise of options may, at the election of the Board of Directors of the Company, be authorized but previously unissued Common Stock or Common Stock reacquired by the Company, or both.

21.    Termination

        Subject to earlier discontinuance, in accordance with Section 19, the Plan shall terminate on December 18, 2012. Any unexpired Purchase Period that commenced prior to such termination date shall forthwith expire on such termination date, which shall be deemed the Exercise Date for such Purchase Period.

Dated: December 18, 2002
Oak Technology, Inc.
By:	/s/ JOHN EDMUNDS
Its:	Chief Financial Officer

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  Exhibit 99.2